		2010	2009	2008	2007	2006
Fixed Charges
	Interest expense	1,751	12,451	(1,991)	2,741	3,060
+	Interest within rental expense	5,208	4,830	4,284	2,388	2,037
+	Capitalized interest	995	1,351	1,225	2,680	3,255
Total fixed charges (A)		7,954	18,632	3,518	7,809	8,353

Earnings
	Income before tax and minority interest	136,816	114,890	180,467	146,811	171,240
-	Equity in net inc non-consol investees	(1,133)	(1,778)	(1,283)	(609)	(679)
+	Distributed income of equity investees	42	(21)	32	345	266
=	Income before taxes, minority interests and equit investees	135,725	113,091	179,216	146,547	170,827
+	Fixed charges (A)	7,954	18,632	3,518	7,809	8,353
+	Ordinary depr capital interest	1,637	1,880	1,613	1,453	1,289
-	Capitalized interest	(995)	(1,351)	(1,225)	(2,680)	(3,255)
Total earnings		144,321	132,252	183,122	153,129	177,213

Ratio		18.1	7.1	52.1	19.6	21.2